David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Tel. (516) 887-8200

Fax (516) 887-8250

September 29, 2006

BY EDGAR AND

FACSIMILE (202) 551-3291

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Mark Wojciechowski

Re:	Strata Oil & Gas Inc.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed on June 1, 2006
File Number 000-50934

Dear Mr. Wojciechowski:

This law firm represents Strata Oil & Gas Inc. (the “Company”). On behalf of the Company, we are hereby responding to the Commission’s comments, dated August 18, 2006 (the “Comment Letter”), which was not received by the Company until September 19, 2006. The Comment Letter is in reference to the Company’s Form 20-F for the fiscal year ended December 31, 2005, which was filed with the Commission on June 1, 2006 (the “Form 20-F”). We believe that the responses of the Company to the Commission’s comments are not sufficiently material to justify amending the Form 20-F because the financial results for the periods presented in the Form 20-F are not affected and the potential disclosure changes are not pervasive as a result of the comments raised in the Comment Letter and the responses thereto. Although the Company will ensure that its responses will be included in all its future filings, we respectfully request that the Form 20-F not be amended solely for the purpose of including such information. Accordingly, unless the Commission does not agree that its comments require the Company to file and amended report, the Company will not file an amendment to the Form 20-F.

The Company responds to all the Commission’s comments as follows:

General

1.	Comment: Please ensure that you include page numbers on all of your future filings.

Response: The Company will ensure that page numbers are included in all future filings.

Financial Statements

2.     Comment: We note you identify yourself as an exploration stage company. Since you have elected to provide disclosures in accordance with Item 18 of Form 20-F instructions, please acknowledge that, if applicable, you will provide the disclosure required by SFAS 7 in future filings, including inception to date financial information from the date you entered the exploration stage. This would seem to correspond to the date at which you disposed of your software assets and began your business strategy of exploring for oil and gas.

As part of those disclosures, paragraph 12 of SFAS 7 requires that you identify your financial statements as those of a development stage company. However, within the context of oil and gas producing activities, the term development has a specific meaning, and implies that you have completed the exploration stage of searching for oil and gas reserves. Please evaluate your situation to determine if it is more appropriate to identify your financial statements as those of an exploration stage company, or a development stage company.

Lastly, note that the reports from your independent registered public accounting firm should include a reference to the period from inception to date, when extending audit coverage to that period.

Response: In future filings, the Company will disclose financial information from the inception date to the date of the financial information presented. As noted in the Commission’s comment letter, the inception date the Company entered the exploration phase does correspond to the date when the Company disposed of its software assets and began its strategy of exploring for oil and gas.

The Company feels that it is more appropriate to identify the financial statements as those of an exploration stage company rather than a development stage company as the Company is engaged in the exploration for oil and natural gas. The Company does not currently have any known resources or reserves and as such is not in the process of developing its properties.

The Company will ensure that its independent registered public accounting firm will include a reference to the period from inception to date, when extending audit coverage to that period.

Note 3 – Significant Accounting Policies

3.     Comment: You explain that compensation expense from unvested options issued to non-employees is revaluated at each period end and is being amortized over the vesting period of the options. It is unclear from the disclosure why such options are required to be revalued at the end of each period. Please revise your disclosure to explain the accounting policy you applied to the options, and provide all the significant terms and information necessary to understand why the options are being revalued. Tell us specific authoritative literature you have applied.

Response:           The Company follows EITF Issue 96-18 in respect of options granted to non-employees. Under the guidance in EITF Issue 96-18, a measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b), absent a performance commitment, the date at which the performance necessary to earn the equity instruments is complete (that is, the vesting date). Issue 3 of EITF 96-18 goes on to say that the Task Force reached a consensus that when it is appropriate under generally accepted accounting principles for the issuer to recognize any cost of the transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods the equity instruments should be measured at their then-current fair values at each of those interim financial reporting dates.

The Company will revise the disclosure in future filings to clarify that non-employee options are being revalued pursuant to EITF Issue 96-18 over the period with which performance is complete, normally the vesting date.

Note 6 – Discontinued Operations

4.     Comment: You explain that on July 11, 2005 you completed a definitive agreement for the sale of all of your rights to your software, and received as consideration for such sale, a non-interest bearing promissory note due July 11, 2006. You further explain that no proceeds have been recognized as the entire balance was outstanding at December 31, 2005. Please disclose details sufficient to understand your accounting for this agreement. It should be clear how you have handled the difference between the values of the agreed upon consideration and carrying values; and why the receivable is not present on your balance sheet. Please also discuss the probability of collection on the promissory note.

Response: The entire proceeds of sale consisted of the note receivable from the Company’s former president. The assets sold to the Company’s former president had previously been fully depreciated, hence, had no carrying value on our financial statements on the date of sale. The ultimate gain to be recognized then equals the amount of the note. The Company followed the guidance in Staff Accounting Bulletin (SAB) Topic 5U in determining whether it was appropriate to recognize a gain on disposal of assets. Given that the assets sold have not recently generated positive cash flow from operations, the Company believes there to be significant uncertainty as to the Company’s ability to realize non-cash proceeds (i.e. the note receivable) in the transaction. Because the proceeds were entirely covered by the note receivable, the gain was not recognized. Instead the note receivable legally outstanding was recorded with a contra consisting of the deferred gain in the same amount consistent with the requirements of SAB Topic 5U. Subsequent to the asset disposal and upon completion of the change of business, the

Company had no continuing involvement or influence in the management of the assets. Immediately prior to the disposal the assets had a carrying value of Nil.

The loan balance was collected in full by the Company on June 27, 2006.

The Company will clarify such disclosure in future filings.

In accordance with the Commission’s Comment Letter, enclosed herein also is a letter from Manny Dhinsa, the Company’s Chairman, President, Chief Executive Officer, Chief Operating Officer, Secretary, and Director. Pursuant to such letter, Mr. Dhinsa, on behalf of the Company, has made the acknowledgments set forth in the Commission’s Comment Letter.

We hope the foregoing addresses the comments raised by the Commission. The Company appreciates your review in assisting it to enhance the overall disclosure in its filings. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Should you require anything further, please do not hesitate to contact us. Thank you for your attention to this matter.

Very truly yours,

/s/ David Lubin

David Lubin

Strata Oil & Gas Inc.

918 16th Avenue NW, Suite 408

Calgary, Alberta, Canada

T2M O3K

September 29, 2006

BY EDGAR AND

FACSIMILE (202) 551-3291

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Mark Wojciechowski

Re:	Strata Oil & Gas Inc.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed on June 1, 2006
File Number 000-50934

Dear Mr. Wojciechowski:

On behalf of Strata Oil & Gas Inc. (the “Company”), the undersigned hereby makes the acknowledgements set forth below in connection with the filing with the Securities and Exchange Commission (the “Commission”) herewith of the Company’s response to the Commission’s comments, dated August 18, 2006 (the “Comment Letter”), with reference to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2005 filed with the Commission on June 1, 2006. The undersigned hereby acknowledges that:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the Company’s counsel, David Lubin, Esq., as follows:

1

David Lubin, Esq.

David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

Email: david@dlubinassociates.com

Thank you very much for your attention to this matter.

Very truly yours,

STRATA OIL & GAS INC.

By:	/s/ Many Dhinsa
Name:	Manny Dhinsa
Title:	Chairman, President, Chief Executive
Officer, Chief Operating Officer, Secretary,
and Director
(Principal executive, financial, and
accounting officer)

2